UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
SPECIALIZED DISCLOSURE REPORT

STRYKER CORPORATION
(Exact name of registrant as specified in its charter)

Michigan	001-13149	38-1239739
(State of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

1941 Stryker Way Portage, Michigan		49002
(Address of principal executive offices)		(Zip Code)

Viju S. Menon, Group President, Global Quality and Operations; (269) 385-2600
(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

X	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2025

Section 1 - Conflict Minerals Disclosure

ITEM 1.01 and 1.02	Conflict Minerals Disclosure and Report, Exhibit
A copy of Stryker Corporation’s Conflict Minerals Report is provided as Exhibit 1.01 hereto and is publicly available at www.stryker.com. The content of any website referred to in this Form SD is included for general information only and is not incorporated by reference in this Form SD.

Section 2 - Exhibits

ITEM 2.01	Exhibits
The following exhibit is filed as part of this report:

Exhibit 1.01	Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

STRYKER CORPORATION
(Registrant)

Date:	May 22, 2026	/s/ VIJU S. MENON
Viju S. Menon
Group President, Global Quality and Operations